IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for August 6, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on AUGUST 6, 2003.

CWMBS, INC.



By: ______________________
Darren Bigby
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY MERILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-37
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-37

NY1 5418217v2

July 31, 2003 03:16PM
Settlement: July 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for CWHL0337_COMPS Class 2A1
Current Balance: $385,200,000.00 Current Coupon: 4.45%

Merrill Lynch & Company
HyperStruct
Next Payment: August 25, 2003

liborly (1.04)
No default scenario exists

Scenario Assumption

Price	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		70 CPR	
	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
102-02+	3.618	2.72	3.576	2.59	3.458	2.30	3.323	2.04	2.994	1.59	2.564	1.24	1.230	0.73
102-03	3.613		3.570		3.451		3.315		2.984		2.552		1.209	
102-03+	3.607		3.564		3.445		3.308		2.975		2.540		1.188	
102-04	3.602		3.558		3.438		3.300		2.965		2.527		1.167	
102-04+	3.596	2.72	3.552	2.59	3.431	2.30	3.293	2.04	2.956	1.59	2.515	1.24	1.147	0.74
102-05	3.590		3.546		3.425		3.285		2.946		2.503		1.126	
102-05+	3.585		3.541		3.418		3.278		2.937		2.490		1.105	
102-06	3.579		3.535		3.411		3.270		2.927		2.478		1.085	
102-06+	3.574	2.72	3.529	2.60	3.405	2.30	3.263	2.04	2.918	1.60	2.466	1.24	1.064	0.74
102-07	3.568		3.523		3.398		3.256		2.908		2.454		1.043	
102-07+	3.562		3.517		3.392		3.248		2.898		2.441		1.022	
102-08	3.557		3.511		3.385		3.241		2.889		2.429		1.002	
102-08+	3.551	2.72	3.505	2.60	3.378	2.30	3.233	2.04	2.879	1.60	2.417	1.24	0.981	0.74
102-09	3.546		3.500		3.372		3.226		2.870		2.405		0.960	
102-09+	3.540		3.494		3.365		3.218		2.860		2.392		0.940	
102-10	3.534		3.488		3.359		3.211		2.851		2.380		0.919	
102-10+	3.529	2.72	3.482	2.60	3.352	2.30	3.203	2.04	2.841	1.60	2.368	1.24	0.899	0.74
102-11	3.523		3.476		3.345		3.196		2.832		2.356		0.878	
102-11+	3.518		3.470		3.339		3.188		2.822		2.344		0.857	
102-12	3.512		3.464		3.332		3.181		2.813		2.331		0.837	
102-12+	3.507	2.72	3.459	2.60	3.326	2.31	3.174	2.04	2.803	1.60	2.319	1.25	0.816	0.74
102-13	3.501		3.453		3.319		3.166		2.794		2.307		0.795	
102-13+	3.495		3.447		3.312		3.159		2.784		2.295		0.775	
102-14	3.490		3.441		3.306		3.151		2.775		2.283		0.754	
WAL	2.989		2.843		2.501		2.197		1.691		1.295		0.747	
1st Prin	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Mat.	06/25/08		06/25/08		06/25/08		06/25/08		06/25/08		06/25/08		04/25/06	

NOTE: all flows to CALL.

July 31, 2003 03:16PM
Settlement: July 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for CWHL0337_COMPS Class 2A1
Current Balance: $385,200,000.00 Current Coupon: 4.45%

Merrill Lynch & Company
HyperStruct
Next Payment: August 25, 2003

liborly (1.04)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		70 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
102-14+	3.484	2.73	3.435	2.60	3.299	2.31	3.144	2.04	2.765	1.60	2.270	1.25	0.734	0.74
102-15	3.479		3.429		3.293		3.136		2.756		2.258		0.713	
102-15+	3.473		3.423		3.286		3.129		2.746		2.246		0.693	
102-16	3.468		3.418		3.279		3.121		2.737		2.234		0.672	
102-16+	3.462	2.73	3.412	2.60	3.273	2.31	3.114	2.04	2.727	1.60	2.222	1.25	0.651	0.74
102-17	3.456		3.406		3.266		3.107		2.718		2.209		0.631	
102-17+	3.451		3.400		3.260		3.099		2.708		2.197		0.610	
102-18	3.445		3.394		3.253		3.092		2.699		2.185		0.590	
102-18+	3.440	2.73	3.388	2.60	3.247	2.31	3.084	2.05	2.689	1.60	2.173	1.25	0.569	0.74
WAL	2.989		2.843		2.501		2.197		1.691		1.295		0.747	
1st Prin	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Mat.	06/25/08		06/25/08		06/25/08		06/25/08		06/25/08		06/25/08		04/25/06	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.

June 19, 2003 09:07AM
Settlement: July 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for CWHL03_37JUN172003 Class 1A1
Current Balance: $96,300,000.00 Current Coupon: 4.1%

Merrill Lynch & Company
HyperStruct
Next Payment: August 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.375) cmt1yw (0.00) libor1y (1.04) libor6m (1.34)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		70 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
102-01	2.995	2.02	2.959	1.96	2.859	1.81	2.747	1.66	2.478	1.39	2.127	1.15	0.978	0.74
102-01+	2.988		2.951		2.851		2.738		2.467		2.114		0.957	
102-02	2.980		2.943		2.842		2.729		2.456		2.101		0.937	
102-02+	2.973		2.935		2.834		2.720		2.446		2.087		0.916	
102-03	2.965	2.02	2.927	1.96	2.825	1.81	2.711	1.66	2.435	1.40	2.074	1.15	0.895	0.74
102-03+	2.958		2.920		2.817		2.702		2.424		2.061		0.874	
102-04	2.950		2.912		2.809		2.692		2.413		2.048		0.854	
102-04+	2.943		2.904		2.800		2.683		2.402		2.035		0.833	
102-05	2.935	2.02	2.896	1.96	2.792	1.81	2.674	1.66	2.391	1.40	2.021	1.15	0.812	0.74
102-05+	2.927		2.889		2.783		2.665		2.380		2.008		0.792	
102-06	2.920		2.881		2.775		2.656		2.369		1.995		0.771	
102-06+	2.912		2.873		2.766		2.647		2.358		1.982		0.750	
102-07	2.905	2.02	2.865	1.96	2.758	1.81	2.637	1.66	2.347	1.40	1.969	1.16	0.730	0.74
102-07+	2.897		2.857		2.749		2.628		2.336		1.955		0.709	
102-08	2.890		2.850		2.741		2.619		2.325		1.942		0.689	
102-08+	2.882		2.842		2.733		2.610		2.315		1.929		0.668	
102-09	2.875	2.02	2.834	1.96	2.724	1.81	2.601	1.66	2.304	1.40	1.916	1.16	0.647	0.74
102-09+	2.867		2.826		2.716		2.592		2.293		1.903		0.627	
102-10	2.860		2.819		2.707		2.583		2.282		1.889		0.606	
102-10+	2.852		2.811		2.699		2.573		2.271		1.876		0.586	
102-11	2.845	2.02	2.803	1.96	2.691	1.81	2.564	1.67	2.260	1.40	1.863	1.16	0.565	0.74
102-11+	2.837		2.795		2.682		2.555		2.249		1.850		0.544	
102-12	2.830		2.787		2.674		2.546		2.238		1.837		0.524	
102-12+	2.822		2.780		2.665		2.537		2.227		1.824		0.503	
WAL	2.145		2.076		1.909		1.750		1.456		1.193		0.746	
1st Prin	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Mat.	06/25/06		06/25/06		06/25/06		06/25/06		06/25/06		06/25/06		04/25/06	

NOTE: all flows to CALL.

June 19, 2003 09:07AM
Settlement: July 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for CWHL03_37JUN172003 Class 1A1
Current Balance: $96,300,000.00 Current Coupon: 4.1%

Merrill Lynch & Company
HyperStruct
Next Payment: August 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.375) cmt1yw (0.00) libor1y (1.04) libor6m (1.34)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		70 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
102-13	2.814	2.02	2.772	1.96	2.657	1.81	2.528	1.67	2.217	1.40	1.811	1.16	0.483	0.74
102-13+	2.807		2.764		2.648		2.519		2.206		1.797		0.462	
102-14	2.799		2.756		2.640		2.509		2.195		1.784		0.442	
102-14+	2.792		2.749		2.632		2.500		2.184		1.771		0.421	
102-15	2.784	2.02	2.741	1.96	2.623	1.81	2.491	1.67	2.173	1.40	1.758	1.16	0.401	0.74
102-15+	2.777		2.733		2.615		2.482		2.162		1.745		0.380	
102-16	2.769		2.725		2.607		2.473		2.151		1.732		0.360	
102-16+	2.762		2.718		2.598		2.464		2.141		1.719		0.339	
102-17	2.754	2.02	2.710	1.96	2.590	1.81	2.455	1.67	2.130	1.40	1.706	1.16	0.319	0.74
WAL	2.145		2.076		1.909		1.750		1.456		1.193		0.746	
1st Prin	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Mat.	06/25/06		06/25/06		06/25/06		06/25/06		06/25/06		06/25/06		04/25/06	

NOTE: all flows to CALL.

Name	Group 2									
Type	Arm									
Version	2									
Loan Number	Balance	Original Term To Maturity (OTM)	Remaining Term To Maturity (RTM)	Final Term To Maturity (FTM)	Index	Current Gross Rate	Servicing Rate	Gross Margin	Initial Periodic Rate Cap	Next Periodic Rate Cap
1	100,000,000.00	360	359	359	LY1	4.35000000000%	0.2500%	2.25000000000%	2.0000000000%	2.0000000000%
	100,000,000.00									

Name	Group 1									
Type	Arm									
Version	2.00									
Loan Number	Balance	Original Term To Maturity (OTM)	Remaining Term To Maturity (RTM)	Final Term To Maturity (FTM)	Index	Current Gross Rate	Servicing Rate	Gross Margin	Initial Periodic Rate Cap	Next Periodic Rate Cap
1	400,000,000.00	360	359	359	LY1	4.70000000000%	0.2500%	2.25000000000%	5.0000000000%	2.00000000%
	400,000,000.00									
	500,000,000.00									

Lifetime Cap	Lifetime Floor	Next Rate Adjustment Period	Months Between Rate Adjustments	Periodic Payment Cap	Next Payment Adjustment Period	Months Between Payment Adjustments	First Principal Payment
10.10000000000%	2.00000000000%	36	12	999%	36	12	1

Lifetime Cap	Lifetime Floor	Next Rate Adjustment Period	Months Between Rate Adjustments	Periodic Payment Cap	Next Payment Adjustment Period	Months Between Payment Adjustments	First Principal Payment
9.70000000000%	2.25000000000%	60	12	999%	60	12	1